Mail Stop 6010

							May 18, 2005


James F. Cleary, Jr.
President and Chief Executive Officer
MWI Veterinary Supply, Inc.
651 S. Stratford Drive, Suite 100
Meridan, Idaho  83642

Re:	MWI Veterinary Supply, Inc.
	Registration Statement on Form S-1
	File No. 333-124264

Dear Mr. Cleary:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.
2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

General
4. Prior to requesting acceleration for effectiveness, please refer to Item 3-12 of Regulation S-X and file an amended registration statement on Form S-1 to include your most recent interim financial statements as of and for the period ended March 31, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Prospectus Summary, page 1
5. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Currently you only appear to discuss the positive aspects of your company. Please revise the summary to also discuss any negative aspects of your company`s experience. In addition, since you have included a summary of your company`s strategies to strengthen you position, please include a balancing discussion that discusses the negative aspects and risks associated with your business strategies.

6. Please provide us with an annotated copy of third party documentation supporting your statement "We are a leading distributor of animal health products to veterinarians across the United
States."
In addition, please provide us with a marked copy of the information you attribute to the Animal Health Institute and American
Veterinary
Medical Association, respectively, in this section as well as in your
Business section.

Summary Consolidated Financial and Operating Data, page 7
7. We note that you present the non-GAAP measure, EBITDA, as an indicator of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note the following regarding the items that you exclude from your presentation of EBITDA:

a.) there is a past pattern of these items occurring in each reporting period;
b.) the financial impact of these items will not disappear or become immaterial in the future; and,


c.) there is no unusual reason that the company can substantiate to identify the special nature of these items.
The above raises significant questions about management`s assertions as to the usefulness of EBITDA to measure performance and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003. Please revise your filing to remove all references to this measure or tell us how your disclosure complies with Item 10 of
Regulation S-K.

Risk Factors, page 8
8. We note your disclosure in the introductory paragraph of this section where you state, "The risks and uncertainties described below are not the only risks and uncertainties we face." This sentence suggests that not all known risks or uncertainties are described in this section. Please amend your disclosure to state that all material risks are described in the risk factors section, and ensure that the statement is true.
9. We note from your disclosure in the Use of Proceeds section on page 20 that your net proceeds will be used to primarily repay debt and to redeem all of your Series A preferred stock held by your principal shareholders. In that regard, please consider adding a risk factor that indicates you expect to retain none of your offering proceeds for any other purposes. Please also identify the shareholders who will benefit from the redemption and their relationship to the company, other than as principal shareholders. In the alternative, please tell us why you do not believe such a risk factor is necessary.
10. We note your disclose under the heading "Dividend Policy." Please consider adding a risk factor indicating that investors will only see a return on their investment if the value of the shares appreciates since you currently intend to retain future earnings to develop and expand your business. In the alternative, please tell us why you do not believe such a risk factor is necessary.

"Our operating results may fluctuate due to factors outside of management`s control," page 8
11. Please describe if any of the factors you have described in this risk factor have historically impacted your results of operations and financial condition in a negative manner. If so, please briefly describe the specific factors and how they impacted you.


"An adverse change in vendor rebates could negatively affect our business," page 8
12. Please describe if historically if you have experienced a negative material impact on your results of operations and financial condition due to an adverse change in vendor rebates. If so, please describe the incidence and how it impacted you.

"Our business, financial condition and results of operations depend
upon . . . .," page 10
13. Please identify every vendor who supplied 10% or more of your product sales. Please also indicate if you have any formal agreements with such vendors. If so, please provide the material terms of any agreements, including termination provisions. You should also file the agreements as exhibits.
14. You indicate that you have agreements with some of your vendors.
Please quantify how many vendors you have written agreements with.

"We rely upon third parties to ship products to our customers and interruptions . . . .," page 11
15. Please describe if historically you have experienced a negative material impact on your results of operations and financial condition due to conditions in the transportation industry experienced by UPS or shipping costs charged by UPS. If so, please describe the incidence and how it impacted you.

"Loss of key management or sales representatives could harm our business," page 14
16. Please indicate if you have entered into any employment agreements with any executive officers. If so, please also provide the expiration date of such agreements.
17. Please briefly discuss any aspects of your business that make you less attractive than other companies to potential employees.

"We may be subject to product liability and other claims in the ordinary course . . . .," page 14
18. Please disclose the coverage amount and any limitations on any product liability insurance policies you maintain.
"We may not be able to raise needed capital in the future," page
15
19. Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.


20. Please divide this risk factor into two risk factors: one addressing the consequences of not obtaining sufficient capital and the other addressing the negative consequences of obtaining capital, such as dilution.

"Concentration of ownership among our existing executive officers, directors . . . .," page 16
21. Please also revise this risk factor to include disclosure that BRS is entitled to designate five members and Agri Beef Co. is entitled to designate one member to your board so long as each entity maintains a certain percentage of common stock ownership. Please also specify the certain percentage each must maintain in order to designate members of your board and how much each of these entities currently hold and will expect to hold after the offering.

"You will incur immediate and substantial dilution as a result of this offering," page 18
22. Please revise this risk factor to explain also that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and
___% of the voting rights.

Use of Proceeds, page 20
23. Please explain why the Series A preferred shares will be repurchased instead of using the proceeds to further your business activities? Are you required to redeem the preferred shares and, if so, why?
24. Please also explain why you are repaying your borrowings under your credit facility as it appears you intend to take on additional borrowings subsequently thereafter to have funds available for general corporate purposes. Are you required to pay down the borrowing by a certain time?

Management`s Discussion and Analysis of Financial Condition, page
27
25. You indicate that you cannot know in advance when a vendor will switch between the "buy/sell" and agency models. Please explain the reasons you cannot know in advance as it appears you have written agreements with some of your vendors.

Results of Operations, page 29
26. Please revise your tabular presentation and the underlying discussion of your results of operations to separate and distinguish the predecessor and successor financial information. Specifically, your "pro forma" presentation of the combined results appears akin to a "pooling of interests," which does not reflect the substance of the business combination in accordance with GAAP.
27. In all cases where you attribute a material change in financial statement amounts to more than one factor, please ensure that you have quantified the effect of each material factor on the amount. We believe that such quantification is required by Financial Reporting
Codification Section 501.04. Additionally, in accordance with Item 303(a)(3)(iii) of Regulation S-K, please consider disclosing whether the material increases in product sales from period to period relate to specific products or product lines, including those newly introduced.

Liquidity and Capital Resources, page 35
28. Please include a more robust discussion and analysis of your operating cash flows to address the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to
Commission Release No. 33-8350: "Interpretation- Commission
Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 38
29. Please revise your disclosures herein, giving consideration to Commission Release No. 33-8350: "Interpretation- Commission
Guidance
Regarding Management`s Discussion and Analysis of Financial
Condition
and Results of Operations," to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying each of your critical accounting measurements. More specifically, please address the following:

a.) define or provide an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time;

b.) specifically address why your accounting estimates or assumptions bear the risk of change;

c.) analyze, to the extent material, such factors as how accurate each estimate/assumption has been in the past; how each has changed in the past; and whether each is reasonably likely to change in the future; and

d.) analyze each estimate/assumption`s specific sensitivity to change, based on other materially different outcomes that are reasonably likely to occur.
30. We note that your vendors base their performance rebate programs on sales growth goals that they establish with you at the beginning of each calendar year per the underlying contracts. Please clarify for us, supplementally, your recognition of these vendor rebates "at the time the sales performance measures are achieved," as opposed to systematic recognition based on estimates over the underlying contract periods. In providing us with this additional information, please address Issues 7 and 8 of EITF 02-16.
31. We acknowledge that you recognize revenue in accordance with EITF
01-9 for your "customer incentives," as noted herein and within your
"Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue could be defined and improved as follows:

a).	Disclose the type and amount of each accrual at the balance
sheet date and the effect that could result from using other reasonably likely assumptions than those upon which you currently rely. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b).	Disclose the factors that you consider in estimating each
accrual, such as historical product returns, levels of inventory in your distribution channels; estimated remaining product shelf lives;
price changes from competitors and introductions of new products.

c).	To the extent that the information you consider in b. is
quantifiable, disclose both quantitative and qualitative factors
and
discuss the extent of availability and your use of information from
external sources; for example, end-customer demand data compared to
inventory levels. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.
d).	If applicable, discuss any shipments made as a result of
incentives and/or in excess of your customers` inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.
e).	You should also consider disclosing a roll-forward of the
liability for each estimate for the periods presented, showing the following:
* beginning balance;
* current provision related to sales made in current period;
* current provision related to sales made in prior periods;
* actual returns or credits in current period related to sales made in current period;
* actual returns or credits in current period related to sales made in prior periods; and
* ending balance.

f).	Finally, in your discussion of the results of operations for the
period to period net sales revenue comparisons, discuss the amount of and reason for fluctuations with respect to each item/estimate that reduces gross revenue. Please address the effect that changes in your estimates with respect to each item had on your revenues and operations for the applicable periods.

Business, page 42
Competitive Strengths, page 43
32. Please explain what you mean by "organic growth" in the first bullet point of this section.
33. Please provide us with third party documentation supporting your
statement that you are "also a leader in providing on-line
ordering,
valuable business information and value-added services through
[your]
Internet site . . . ."

Business- Products, page 44
34. We note your discussion of your three major market niches, by product type. Please refer to paragraph 36 of SFAS No. 131 regarding enterprise-wide disclosures and expand your discussion to include, at a minimum, the information required by paragraph 37 regarding each your groups of similar products.

Management, page 53
35. The business description of each of your executive officers and directors should contain the business description for the last five years. In this regard, we not the following business description appear to need revisions:

* Please indicate how long James M. Ross served as Chief Operating Officer of Bergen Medical Corporation. If he held other positions prior to joining you in April 2001, please so indicate.
* Please indicate what positions Keith E. Alessi held from February
2000 to February 2003.
* It is unclear what position John F. McNamara currently holds. Please revise to clarify. If he is retired, please so indicate and provide his retirement date.

Director Compensation, page 55
36. Please explain why non-employee directors affiliated with Bruckmann, Rosser, Sherrill & Co. II and Agri Beef Co. do not receive an annual retainer. We note you have disclosed the relationship between these two entities and the Company in the subsection entitled
"Formation" on page 59.

Certain Relationships and Related Party Transactions, page 59
Stockholders Agreement, page 59
37. Please specify the certain percentage of common stock ownership that each of BRS and Agri Beef must maintain in order to retain their ability to designate board members.

Certain Relationships and Related Party Transactions, page 59 Management Agreement, pages 59-60
38. Please disclose in the financial statements the agreement to pay
$1.6 million to BRS LLC and $400,000 to Agri Beef Co. upon closing of the offering or tell us why you believe no disclosure is required.

Description of Capital Stock, page 63
39. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-K. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Underwriting, page 67
40. You indicate that some of the securities may be offered or sold electronically by your underwriters or other members of the syndicate. Please tell us the procedures that will be used in selling effort and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
41. We note that the underwriters have reserved up to five percent of the shares for sale directly to your employees, directors, business associates and other third parties. Please specify what category of people you refer to by "other third parties." In addition, please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or intend to notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Also, provide us with any materials given to potential purchasers of the reserved shares.
Notes to Consolidated Financial Statements

Note 1. Formation and Acquisition, page F-8
42. Please address the following comments regarding the formation of
MWI Holdings, Inc. and your acquisition of MWI Veterinary Supply
Co.
Please also revise your current disclosure accordingly and
reference
the authoritative literature under U.S. GAAP that supports your treatment.
a.)	Provide us with basis for your accounting treatment regarding your allocation of the purchase price to the net assets of MWI Veterinary Supply Co. based on fair value. Per your disclosure in "Certain Relationships and Related Party Transactions" on page 59, it appears that you purchased MWI Veterinary Supply Co. from a related party, which appears to preclude the recognition of goodwill in connection with this transaction.

b.) 	Clarify in the note the related party nature of the
transaction.

c.)	Supplement your determination that you did not acquire any
identifiable intangible assets apart from goodwill.

Exhibit List - page II-1
43. Please file as promptly as possible all exhibits, including your legal counsel opinion, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon examination of the exhibits.

Recent Sales of Unregistered Securities, page II-2
44. Please revise to indicate what exemption you are relying on for each of your unregistered offerings. It is not sufficient to state you relied on Section 4(2) or Regulation D.
45. For each offering, disclose the aggregate offering price.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202)
551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at
(202)
551-3621, John Krug, Senior Attorney at (202) 551-3862 or me at
(202)
551-3710 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	James A. Lebovitz, Esq.
	Stephen M. Leitzell, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, PA  19103


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James F. Cleary, Jr.
MWI Veterinary Supply, Inc.
May 18, 2005
Page 1